DAYBREAK OIL AND GAS, INC. 1414 S. FRIENDSWOOD DRIVE, SUITE 212 FRIENDSWOOD, TX 77546 OFFICE: (281) 996-4176

May 26, 2023

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:   Robert Babula

Staff Accountant

Re:   Daybreak Oil and Gas, Inc.

Form 10-K for the Fiscal Year ended February 28, 2022 Filed June 15, 2022

Form 10-Q for the Fiscal Quarter ended August 31, 2022 Filed October 28, 2022

File No. 000-50107

Dear Mr. Babula:

We are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 12, 2023 (the “Comment Letter”), which was received by Daybreak Oil and Gas, Inc. (“Daybreak”, the “Company”, “we”, “us” or “our”) regarding the filings listed above. Each comment is included below and is numbered to correspond to the numbered paragraph in the Comment Letter. The Company’s responses immediately follow each comment.

Form 10-K for the Fiscal Year ended February 28, 2022 Properties

Reserves, page 23

1.	We understand from your response to prior comment 4 that you do not currently have sufficient funds to meet the needs of the revised development schedule for the fiscal year ended February 28, 2025. However, the definition of reserves in Rule 4-10(a)(26) of Regulation S-X states that there must exist, or there must be a reasonable expectation that there will exist, the financing required to implement the project.

If you do not have the funds and are unable to show a basis for having a reasonable expectation of obtaining the funds that would be necessary for these scheduled future investments, you will need to revise your proved reserve estimates to exclude quantities associated with development for which this financing criteria is not satisfied. Refer to Rule 4-10(a)(26) of Regulation S-X and question 131.04 in the Compliance and Disclosure Interpretations (“C&DIs”) regarding Oil and Gas Rules.

This concern should also be addressed as it relates to the source of funds required to develop the two proved undeveloped locations acquired from Reabold California, LLC.

Response:

We have reviewed the guidance provided under Rule 4-10(a)(26) of Regulation S-X and question 131.04 in the Compliance and Disclosure Interpretations (C&DIs) regarding oil and gas rules.

While we believe there is a reasonable expectation that funding will exist and/or be available to us when needed to implement the proposed drilling schedule of proved undeveloped reserves, we are unable to provide the Staff with a detailed analysis of the sources and/or timing of the specific resources becoming available to us. Consequently, the best resolution to this comment is for us to not include any proved undeveloped reserves in our reporting to the Securities and Exchange Commission (SEC) under the guidelines of Rule 4-10 of Regulation S-X. We will revise any future disclosures and the draft disclosure below to conform to this decision until we are able to meet the guidelines of Rule 4-10 of Regulation S-X.

Financial Statements

Note 17- Supplemental Information for Crude Oil Producing Activities (Unaudited)

Proved Reserves, page 73

2.	We note that your response to prior comment 5 includes a revised reconciliation of the changes in total proved reserves for the year ended February 28, 2022, and an explanation for revisions in footnote (2) indicating there was a downward revision of 351,988 barrels of oil to remove proved undeveloped reserves that had remained undeveloped for a period greater than five years. However, this figure exceeds the total net quantities of proved undeveloped reserves at the beginning of the fiscal year (339,103 barrels of oil at February 28, 2021), as reported on pages 24 and 74.

Please further revise the reconciliation to resolve this inconsistency and, in addition to the reconciliation for total proved reserves, also provide us with a revised reconciliation of the changes in your proved undeveloped reserves for the year ended February 28, 2022.

Response:

To facilitate the Staff’s understanding of the revised proposed changes we would make in the disclosure found in Note 17 – Supplemental Information for Crude Oil Producing Activities, we are providing the Staff with a draft illustration of the proposed changes in total proved and proved undeveloped reserves. This draft illustration, as shown below, of the proposed changes in total proved and unproved reserves incorporates the Staff’s comments from their comment letter dated March 28, 2023 comment five, and comment one above of this comment letter.

As of February 28, 2022, our total reserves were comprised of our working interest in East Slopes Project located in Kern County, California.

Our proved reserves are summarized in the table below:

	Oil (Barrels)	Natural Gas (Mcf)	BOE (Barrels)
Proved reserves:
February 29, 2020	495,977	—	495,977
Revisions(1)	(50,784)	—	(50,784)
Discoveries and extensions	—	—	—
Production	(10,970)	—	(10,970)
February 28, 2021	434,223	—	434,223
Revisions(2)	(306,766)	—	(306,766)
Discoveries and extensions	—	—	—
Production	(9,613)	—	(9,613)
February 28, 2022	117,844	—	117,844

(1)	The revisions of previous estimates resulted from a decrease in the estimated economic life of the reservoirs due to lower realized crude oil prices in the energy markets.
(2)	The downward revision of previous estimates resulted from 339,103 barrels of proved undeveloped reserves being removed as proved undeveloped reserves under the guidance provided by Rule 4-10 of Regulation S-X, offset by an increase of proved developed reserves of 32,337 barrels due to an increase in the estimated economic life of reserves due to higher realized crude oil prices in the energy markets.

The Company’s proved reserves are set forth in the table below.

	Developed		Undeveloped			Total Reserves
	Oil (Bbls)	BOE (Bbls)	Oil (Bbls)		BOE (Bbls)	Oil (Bbls)	BOE (Bbls)
February 29, 2020	113,779	113,779	382,198		382,198	495,977	495,977
February 28, 2021	95,120	95,120	339,103		339,103	434,223	434,223
February 28, 2022	117,844	117,844	-0-	(1)	-0-	117,844	117,844

(1)	The removal of 339,103 barrels of proved undeveloped reserves for the year ended February 28, 2022, in the above table is due to following the guidance provided by Rule 4-10 of Regulation S-X for the recognition of proved undeveloped reserves.

Form 10-Q for the Fiscal Quarter ended August 31, 2022

Note 4 - Crude Oil Properties, page 9

3.	We note from your response to prior comment 7 that pre-acquisition estimates of total net proved developed and proved undeveloped reserves and related net present values discounted at 10% as of April 1, 2021 in the Petrotech Resources Company reserves report dated July 13, 2021, also mentioned in the press release dated October 21, 2021, are based on SPE Petroleum Resource Management System (“PRMS”) guidelines using product prices specified by Reabold on April 1, 2022.

Please provide us with your estimates of the net quantities of proved developed and proved undeveloped reserves, and estimates of future net cash flows taking into consideration adjustments for future abandonment costs, covering the interests that you expect to report as acquired from Reabold California, LLC as of May 2022, based on the hydrocarbon price requirements in Rule 4-10(a)(22)(v) of Regulation S-K.

Response:

As requested by the Staff in this comment, we are providing the table shown below with our estimates of the net quantities of proved developed and proved undeveloped reserves, and estimates of future net cash flows taking into consideration adjustments for future abandonment costs, covering the interests that we expect to report as acquired from Reabold California, LLC as of May 2022, based on the hydrocarbon price requirements in Rule 4-10(a)(22)(v) of Regulation S-K.

While the table below does comply with the Staff’s request to show proved undeveloped reserves, we do not plan on reporting any proved undeveloped reserves in any future disclosures until we are able to follow the guidelines of Rule 4-10 of Regulation S-K as reflected in our response to you in comment one of this comment letter.

	Net Oil, Bbl	Net Gas, Mcf	Future Net Revenue, $	Present Value, Discounted @ 10%, $
Proved Developed	269,530	46,970	12,078,990	7,650,080
Proved Undeveloped	316,240	—	19,848,020	8,776,410
Grand Total	585,770	46,970	31,927,010	16,426,490

Closing Comments

We agree with the purpose and scope of the staff reviewing our Annual Form 10-K and Quarterly 10-Q filings to aid public companies in ensuring that all information investors require to make an informed investment decision is disclosed.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are currently working on completing both the required two-year audit of the acquired company and with preparing our Annual Report on Form 10-K for the fiscal year ended February 28, 2023. We will ensure that the above comments are incorporated as appropriate into these filings.

We believe the foregoing is responsive to your comments. If you should have any questions or further comments, please call me at (281) 996-4176.

Sincerely,

/s/ JAMES F. WESTMORELAND
James F. Westmoreland
President and Chief Executive Officer

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